[Letterhead of Sutherland Asbill & Brennan LLP]
CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: ckrus@sablaw.com
December 15, 2005
Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Global Logistics Acquisition Corporation
Registration Statement on Form S-1 filed on September 26, 2005
File No. 333-128591
Dear Mr. Reynolds:
     On behalf of Global Logistics Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated December 2, 2005. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.
General
1.	We reissue prior comment 12 from our letter of October 25, 2005. The risk factors section continues to include generic statements that your business or operations would be adversely affected or certain actions would have a detrimental effect on your business.
     The Company has clarified the disclosure throughout the “Risk Factors” section of the prospectus in response to the Staff’s comment.
2.	Please revise your risk factor discussing the numerous companies with similar business plans to estimate the number of companies that are currently in the registration process.
     The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Mr. John Reynolds
December 15, 2005

3.	We continue to note the statement in footnote three that these expenses are estimates only and that the actual expenses may differ substantially. Please revise this section to clearly discuss those circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.
     The Company has revised the disclosure set forth in the “Use of Proceeds” section of the prospectus in response to the Staff’s comment. In addition, the Company informs the Staff on a supplemental basis that it does not anticipate any change in the use of proceeds stated in the current prospectus, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would be deducted from the Company’s excess working capital.
4.	We reissue comment 23 from our letter of October 25, 2005. Please disclose the complete role in the Company’s affairs played to date by Mr. Royce and affirmatively disclose any role to be played by him in future. Beyond the disclosure that he is an initial shareholder, we see no further discussion. We note your response that “Mr. Royce holds no formal or informal title with the Company, nor will Mr. Royce have any decision-making role with respect to management of the Company or any potential business combination.” However, we did not limit our prior comment to decision-making roles.
     The Company respectfully refers the Staff to the disclosure set forth in the prospectus regarding Mr. Royce, which indicates that Mr. Royce is an initial stockholder of the Company, that he has provided a loan to us and that he has agreed to purchase up to $1 million of the Company’s warrants within the first sixty days after such warrants begin separate trading, subject to certain conditions. The Company informs the Staff on a supplemental basis that Mr. Royce does not currently have any other role with the Company, nor is he expected to have any further role with the Company subsequent to completion of this offering.
5.	In connection with your response to comment 23 from our letter of October 25, 2005, we note the repeated statement contained in your registration statement that you “do not have any specific business combination under consideration, and neither [you]..., nor any representative acting on [y]our behalf, has had any contacts with any target businesses regarding a business combination, nor taken any direct or indirect actions to locate or search for a target business regarding a business combination.” Please reconcile with your disclosure on page 39 that you “currently intend to concentrate on prospective target businesses with historic or prospective annual revenues of between $100 million and $500 million, that are at or near profitability, and which have recent or potential earnings before interest, taxes, depreciation and amortization of between $8 million and $40 million, in each case assuming an acquisition value that is equivalent to the available net proceeds held in the trust account.” Based on such disclosure, it would appear that various actions have been taken to locate a target business.

Mr. John Reynolds
December 15, 2005

     The Company confirms the statement included in its response to the Staff’s prior comment 27 that neither the Company, nor anyone acting on the Company’s behalf, has contacted, either directly or indirectly, any potential target businesses or their representatives, or had any discussions, formal or otherwise, with any of the foregoing with respect to effecting a business combination with the Company. The Company further confirms the statement included in its response to the Staff’s prior comment 25 that it has not had any indications of interest regarding any business combination.
     The Company informs the Staff on a supplemental basis that the determination of the appropriate offering amount was made primarily based upon discussions with BB&T Capital Markets, a Division of Scott & Stringfellow, Inc. (“BB&T”) regarding the amount that BB&T believed it reasonably could raise on behalf of the Company given the current state of the capital markets and the Company’s proposed focus on the transportation and logistics sector and related industries.
     Subsequent to determining the appropriate offering amount, the officers and directors of the Company established the characteristics of the prospective target businesses the Company intends to pursue based upon their respective knowledge and experience within the transportation and logistics sector and related industries. The officers and directors took into account the Company’s prior discussions with BB&T regarding the appropriate offering amount when establishing the characteristics of the prospective target businesses the Company intends to pursue.
     As noted in the prospectus, the officers and directors of the Company have significant knowledge and experience within the transportation and logistics sector and related industries. The officers and directors were able to establish the characteristics of the prospective target companies the Company intends to pursue based upon their respective knowledge and experience regarding the size and characteristics of the types of companies that currently operate in the transportation and logistics sector and related industries, while considering the appropriate offering amount which the Company previously determined in consultation with BB&T.
6.	In connection with the preceding comment, and in light of the disclosure contained in your registration statement, as reproduced above, we reissue comment six from our letter of October 25, 2005. Please disclose the factors that were considered in determining to value this offering at $80,000,000. What factors did you consider when determining that you might need $72,400,000 in the trust fund to effect the business combination contemplated by the registration statement? How do such numbers relate to your stated

Mr. John Reynolds
December 15, 2005

focus criteria of annual revenues between $100 million and $500 million, at or near profitability, and recent or potential earnings before interest, taxes, depreciation and amortization of between $8 million and $40 million? We note the disclosure contained in your original filing that you believed “opportunities exist to purchase transportation and logistics businesses at significant discounts to their public-market peer company valuations within the framework of the business combination [you]... envision and describe in [your]...prospectus.”
We note the response contained in the letter filed with your amendment of November 3, 2005 that the company held “customary organizational meetings” with respect to the state of the capital markets and the amount that “BB&T Capital Markets...believed it reasonably could raise on behalf of the Company given the Company’s proposed focus on the transportation and logistics sector and related industries.” However, we also note however your disclosure that your management, board of directors, and your special advisor possess over 125 years of combined industry and operational experience with companies and investment banks focused on the transportation and logistics industry.

With such a great amount of experience possessed by your promoters, it does not immediately appear obvious to the Staff why the determination of an offering amount, which would limit the options available to management in effecting a business combination, would be left solely to your underwriters, as suggested by your current disclosure.

We again note the disclosure made in your original filing that you were “confident that [you would] be able to identify and target potential acquisition candidates.”

The Company respectfully refers the Staff to its response to comment 5 above.

7.	We reissue comment 24 from our letter of October 25, 2005. This section continues to include statements that are speculative or promotional in nature and should be removed. Please revise this section accordingly.
     The Company has revised the disclosure throughout the section of the prospectus entitled “Proposed Business” in response to the Staff’s comment.
8.	We note your response to comment 27 from our letter of October 25, 2005 but it does not appear to respond to our concern. We requested clarification whether you had received any unsolicited proposals with respect to a business combination, not whether the company had contacted any target businesses or their representatives.
     The Company respectfully refers the Staff to the statement contained in its response to the Staff’s prior comment 25 that the Company has not received any indications of interest from any potential acquisition candidates for a business combination with the Company. In response

Mr. John Reynolds
December 15, 2005

to the Staff’s continuing concerns, the Company informs the Staff on a supplemental basis that it has not received any unsolicited proposals with respect to a business combination. The Company further refers the Staff to the disclosure set forth under “Proposed Business—Effecting a business combination—Sources of target businesses, wherein the Company notes that (i) it does “not anticipate receiving any unsolicited proposals ... until [the Company has] completed this offering,” and (ii) it “will not evaluate any unsolicited proposals ... until [the Company has] completed this offering.”
9.	Clarify that the named individuals on page 55 “are” your parents or promoters. Since the company was recently incorporated, it should be clear to the company the names of the promoters.
     The Company has revised the disclosure in the section of the prospectus entitled “Certain Relationships and Related Transactions” in response to the Staff’s comment.
10.	We reissue comment 2 from our letter of October 25, 2005. We note your supplemental response that you plan to rely upon the Key Hospitality letter. Please set forth an analysis as to how you comply with the terms of this letter. The current disclosure does not appear to fall within the factual basis in Key Hospitality.
     The Company believes that the proposed warrant purchases by certain of its initial stockholders correspond to the facts present in Key Hospitality. Specifically, the terms of the warrant purchase commitments, including the term of the purchase period, the maximum price to be paid per warrant, and the total dollar amount committed to such purchases, are disclosed in the current prospectus. In addition, a form of warrant purchase agreement, to be executed by each of the initial stockholders participating in the warrant purchases, has been filed as an exhibit to Amendment No. 2 to the Company’s current registration statement. Further, pursuant to the terms of the form of warrant purchase agreement, none of the warrants purchased pursuant thereto may be sold or transferred in the open market until the Company has completed a business combination or distribution of the proceeds in trust, if earlier. The Staff’s attention is directed to the revised disclosure regarding the warrant purchase commitments set forth under the sections of the prospectus entitled “Risk Factors—Risks associated with our business,” “Principal Stockholders” and “Underwriting—Regulatory Restrictions on Purchase of Securities,” respectively.
     In accordance with the facts present in Key Hospitality, the Company also confirms the following:
•	All warrant purchases by each of the officers, directors and 10% beneficial owners of the Company will be reported to the Commission and publicly disclosed on a beneficial ownership report on Form 4. Further, in the event that warrant purchases by BB&T trigger an initial filing requirement under Section 16 of the Securities Exchange Act of 1934, as amended, such warrant purchases will be reported to the Commission and publicly disclosed on an initial beneficial ownership report on Form 3;

Mr. John Reynolds
December 15, 2005

•	Other than the bids represented by the warrant purchase agreements executed by certain of the Company’s initial stockholders, no warrant bids or purchases pursuant to the warrant purchase agreements will occur until 60 calendar days following the end of the restricted period for the Company’s initial public offering of units;
•	The Company and BB&T will provide the Division of Market Regulation promptly upon request a daily time-sequenced schedule of all warrant purchases made pursuant to the warrant purchase agreements, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, and price of purchase, and (ii) the exchange, quotation system or other facility through which the warrant purchase occurred. The Company and BB&T will transmit such information to the Division of Market Regulation at its headquarters in Washington, DC within thirty (30) days of its request; and
•	Representatives of the Company and BB&T will be made available (either in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding the purchase of warrants pursuant to the warrant purchase agreements.
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     If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus